Exhibit 99.1

New Gold Announces Appointment of Chief Operating Officer

(All figures are in US dollars unless otherwise indicated)

TORONTO, Sept. 29, 2014 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) and (NYSE MKT:NGD) is very pleased to announce the appointment of David Schummer as Executive Vice President and Chief Operating Officer. Mr. Schummer joins New Gold having spent 22 years at Newmont Mining Corporation moving into progressively more senior operating roles, ultimately becoming the Senior Vice President of African Operations. While running Newmont's African division, Mr. Schummer's responsibilities included management of the successful development and start-up of the $1 billion Akyem open pit project, which was delivered on time and on budget, as well as the operation of the Ahafo mine which produced over 500,000 ounces of gold in 2013. Prior to his time in Africa, Mr. Schummer was Newmont's Vice President of North American Operations where he managed a group of eight operating mines, including both open pit and underground operations, which collectively produced approximately two million ounces of gold annually.

"We are delighted that David has joined the New Gold team," stated Randall Oliphant, Executive Chairman. "With his extensive experience, David will be a great asset for our company, particularly as we are currently advancing multiple growth initiatives."

Mr. Schummer is joining New Gold at an exciting time. In addition to the company's four operating mines producing gold at the lowest costs in its history, New Gold has multiple organic growth projects at various stages of development within its portfolio. As the company is moving forward with the New Afton mill expansion, furthering its evaluation of the New Afton C-zone opportunity and progressing the Rainy River project, New Gold feels fortunate to further strengthen its technical team with the addition of Mr. Schummer.

"David joins us after having successfully managed the development and operation of multiple significant assets," added Robert Gallagher, President and Chief Executive Officer. "I look forward to working with David as we continue to grow and build New Gold's strong portfolio of mines."

As New Gold's Chief Operating Officer, Mr. Schummer will be responsible for the company's operating mines and will also work closely with Robert Gallagher on advancing New Gold's growth projects.

About New Gold Inc.
New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release are "forward looking". All statements in this news release, other than statements of historical fact, which address events or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to the potential of New Gold's development projects, the New Afton Mill expansion and the evaluation of the New Afton C-Zone. All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding our forward-looking statements are discussed in New Gold's MD&As, its Annual Information Form, its Technical Reports and other continuous disclosure documents filed at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 16:30e 29-SEP-14